SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

CNH GLOBAL N.V.

Form 6-K for the month of June 2008

List of Exhibits:

1.	News Release entitled, “Case IH and its Dealers Offer Producers Assistance in Flood-Ravaged Counties”

2.	News Release entitled, “Case IH Presents New Products at Agro Show in Ukraine”

3.	News Release entitled, “CNH International Receives Award at Belagro Show in Belarus”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

June 30, 2008

For immediate release	Case IH Agriculture Equipment, Inc. For more information, contact: Julie Rudnick 262/636-5268 julie.rudnick@cnh.com or Travis Maier 262/650-7260 tmaier@morganmyers.com

Case IH and its Dealers Offer Producers Assistance in Flood-Ravaged Counties

RACINE, Wis. - (June 26, 2008) In light of the devastating floods battering parts of America’s Grain Belt, Case IH and its dealers are poised to lend a hand and some financial support. “If you farm in one of the many flooded counties declared a federal disaster area, we want to ease your burden and get you back in your fields,” says John Koetz, Case IH senior director of marketing.

In cooperation with its financial services partner, CNH Capital, Case IH will work with affected producers, where possible, to revise existing payment plans, or to replace flood-damaged equipment and provide special financing.

“We understand the hardships you’re facing, and the enormity of this situation, and we want to help. If you’re a Case IH customer who’s currently financing equipment with CNH Capital and anticipate problems making your next scheduled payment(s), see your local Case IH dealer to discuss your situation,” Koetz adds. “We will work to help you through this difficult time.

“If flood damage has forced you to replace lost equipment with new machinery, Case IH can help you here, too,” Koetz continues. “We’re offering special financing to qualifying customers who live in flood disaster areas, allowing you to get the equipment you need now and not be forced to wait for the insurance check. Your Case IH dealer will have all the details.”

(more)

700 State Street, Racine, WI 53404 USA

Tel. (262) 636-6011

Case IH Midwest Flood Relief / Page 2

Case IH Parts & Service and CNH Capital are also offering extended financing terms. “Many producers are going to need replacement parts to get equipment in shape now, and we want to help make that happen,” says Eric Bippus, CNH vice president of sales & marketing for parts and service. “Again, ask your Case IH dealer for more details on how we can help you get back in the field.”

According to Koetz, “At Case IH, we want producers free to focus on what’s most important – caring for your family, rebuilding your home, and your operation. Now’s the time to recover, rebound and replant.”

Case IH is a global leader in agricultural equipment, committed to collaborating with its customers to develop the most powerful, productive, reliable equipment – for those who demand more. With headquarters in the United States, Case IH has a network of dealers and distributors that operates in over 160 countries. Case IH provides agricultural equipment systems, flexible financial service offerings and parts and service support for professional farmers and commercial operators through a dedicated network of professional dealers and distributors. Productivity enhancing products include tractors; combines and harvesters; hay and forage equipment; tillage tools; planting and seeding systems; sprayers and applicators; and site-specific farming tools. Case IH is a brand of CNH (NYSE: CNH), a majority-owned subsidiary of Fiat Group (FIA: MI).

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For more information, call 1-877-4CASEIH or visit us on the World Wide Web at

http://www.caseih.com/na.

Press Release

June 2008

FOR IMMEDIATE RELEASE

For more information contact:

Stefano Ferro Communications +39 3346340138

stefano.ferro@cnh.com

Case IH Presents New Products at Agro Show in Ukraine

LUGANO, Switzerland – (June 27, 2008) Many visitors came to the Case IH stand at the 20th International Agricultural Exhibition-Fair “AGRO-2008” which took place recently in Kiev, Ukraine.

Case IH, a leading brand in the agricultural equipment business of CNH (NYSE:CNH) and Fiat Group (FIA.MI), through its distributor Novofarm, presented many products at the show to meet the growing demand for large-scale and productive machinery. The display included the Magnum and the Quadtrac® tractors, the Axial-Flow combines and big tillage and seeding equipment. The AGRO show is the leading exhibition for agriculture, agricultural machinery, livestock farming and the food industry in Ukraine. With an exhibition area of 67,000 sq.m., it counts 2,016 exhibitors, including 108 international exhibitors, and over 200,000 visitors. Its success is linked to the fact that the country’s local agricultural sector is becoming more and more attractive every year, showing high growth potential.

The Quadtrac® tractor represents a new entry for the market; it was prominently on display at the stand to properly solidify Case IH’s image as a provider of powerful machinery for agricultural professionals. The Quadtrac®, performance leader in agricultural track machines available in four models 385, 435, 485 and 535 hp and holder of a spot in the Guiness Book of Records for most acres plowed in 24 hours, offers the lowest compaction under load and best turning performance in the industry. In addition, this high horsepower tractor features great productivity, long-lasting durability, premium reliability and ease of operation and serviceability.

The Case IH SDX Series Single Disk No-Till Air Drills was presented in Ukraine for the very first time at the show; this new disk seeder, which already received very positive feedback from the visitors, is best-in-class for accurate depth control, consistent seed placement, and low furrow sidewall compaction. Case IH is the first to offer flexible rank down pressure for optimum seed placement. Users can adjust the down pressure to each rank separately for different depth applications, or completely lock up a rank to change row spacing and configurations. Novofarm anticipates that the new machines will meet customer demand for reliable, easy-to-use and productive machines.

A best-seller Case IH Axial-Flow AF2388 and flagship combine Axial-Flow AFX8010 attracted a lot of attention. Also on display at the 800 sq.m. stand was the ST-820 Flexicoil (cultivator plus air-cart), which is very popular among big farmers and agricultural corporations in Ukraine.

Case IH leads the tractor sector in Ukraine and is among the leaders in the combine segment.

Case IH

Case IH is the professionals’ choice, drawing on more than 160 years of heritage and experience in the agricultural industry. A powerful range of tractors, combines and balers supported by a global network of highly professional dealers dedicated to providing our customers with the superior support and performance solutions to be productive and effective in the 21st century. More information on Case IH products and services can be found online at www.caseih.com. Case IH is a brand of CNH (NYSE:CNH), a majority-owned subsidiary of Fiat Group (FIA:MI).

Press Release

FOR IMMEDIATE RELEASE

For more information contact:

Stefano Ferro Communications +39 3346340138

stefano.ferro@cnh.com

CNH International Receives Award at Belagro Show in Belarus

CNH Agricultural brands participate at the show for the first time with a wide product display

LUGANO, Switzerland (June 27, 2008) – Belagro, the most important agricultural show in Belarus, takes place annually in Minsk to answer the growing demand for agricultural equipment in the country. At its 18th edition, Belagro attracted thousands of visitors from all over the world, including representatives from Original Equipment Manufacturers and distributors.

CNH International, part of CNH (NYSE:CNH) and Fiat Group (FIA.MI), was present with its agricultural New Holland and Case IH brands, through its newly appointed distributor Convex International. Convex, which took part in the fair for the first time as CNH’s distributor, has received a special award from the Belagro show for its active participation and for the stand.

Convex’s stand showcased the most competitive products in the market including, the Case IH Magnum 310, the New Holland T9000 and T8000 tractors, the New Holland combine harvesters (CR9080, CS6090) and the FR Self-Propelled Forage Harvester. The FR represents the biggest chopper in the world, offering a new level of power, capacity and comfort. Five new models are available ranging from 424 to 824 horsepower — the most horsepower users will find anywhere for maximum capacity and with the widest feedrolls and cutterhead in the industry, along with many technological innovations that assure maximum productivity and reliability of the product.

The distributor is committed to becoming market leader in the 300hp plus tractor segment and to increase its position in the 200-300 horsepower segment, counting on the quality and reliability of Case New Holland’s wide product offerings, which include also balers, sprayers and seeders. Convex aims to become leader in the combine harvester market as well as in the forage harvester market. The forage harvester market has big potential, as much of Belarus’ agricultural production is oriented towards cattle breeding.

CNH International, through its Case IH and New Holland brands, is already among the leaders in the tractor, combine and forage harvester segments in the country.

CNH

CNH is a world leader in the agricultural and construction equipment businesses. Supported by about 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI), More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH International

CNH International is a division of CNH and is based in Lugano, Switzerland. The company is responsible for the sales of agricultural equipment, commercial and after sales/ customer services in 120 countries throughout Africa, CIS (Commonwealth of Independent States), Middle East, Asia, Far East and Oceania.